UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: March 31, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Future FinTech Group Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Room 2103, 21st Floor, SK Tower 6A

Jianguomenwai Avenue, Chaoyang District

Address of Principal Executive Office (Street and Number)

Beijing, China 100022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file this Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing the Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jing Chen	011-86-10	8589-9303
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Future FinTech Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2020	By:	/s/ Shanchun Huang
Shanchun Huang
	Title:	Chief Executive Officer

Part IV. (3) Anticipated Changes in Results of Operations

We anticipate reporting the following significant changes in the results of operations from the same period of the last fiscal year:

Revenue Revenue for the three ended March 31, 2020 was $0.20 million, an increase of $0.10 million, or 98.0%, when compared to the revenue of $0.10 million for the same period of the prior fiscal year. The increase in revenue for the three months ended March 31, 2020 was primarily due to the growth of our business section of CCM shopping mall membership, which was partially offset by a decrease in sales of goods and other revenue from the businesses we sold in 2020.

Gross Margin Overall gross margin as a percentage of revenue was 100% for the three ended March 31, 2020, an increase of 73.3% compared to 26.7% for the same period of last fiscal year. The increase in gross margin as a percentage of revenue was mainly attributable to the CCM Shopping Mall Membership segments, which has high gross margin. In terms of dollar value, the overall gross profit for the three ended March 31, 2020 was $0.20 million, an increase of $0.17 million, compared $0.03 million for the same period of last fiscal year. The increase in the dollar value of overall gross margin was mainly due to the increase from the CCM Shopping Mall Membership fee segment.

Operating Expenses General and administrative expenses increased by $0.92 million, or 199%, from $0.92 million to $1.84 million for the three months ended March 31, 2020, compared to the same period of last fiscal year. The increase in general and administrative expenses was mainly due to stock relate expenses of $1.19 million that the Company recorded during the three months ended March 31, 2020, which was related with a Consulting Service Agreement that the Company entered into on January 25, 2020 with Dragon Investment Holding Limited (Malta).

Selling expenses decreased by $0.04 million, or 75.0%, from $0.04 million to $0.01 million for the three months ended March 31, 2020, compared to the same period of the last fiscal year. The decrease was mainly due to a decrease in selling expenses from our e-commerce business.

Other Income (Expense), Net Other income increased by $0.94 million to $0.57 million for the three months ended March 31, 2020 from other expenses $0.37 million in the same period of the last fiscal year, primarily due to recording a gain on disposal of our discontinued operations and a decrease in interest expenses for the three months ended March 31, 2020.

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